UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 57885/May 30, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13037

In the Matter of	:
	:
ABS GROUP, INC.,	:
ACCRUE SOFTWARE, INC.,	: ORDER MAKING FINDINGS AND
iASIAWORKS, INC.,	: REVOKING REGISTRATIONS
PREMIER LASER SYSTEMS, INC.,	: BY DEFAULT
SISKON GOLD CORP., and	:
SYQUEST TECHNOLOGY, INC.	:
(n/k/a SYQT, INC.)	:

SUMMARY

This Order revokes the registrations of registered securities of Respondents ABS Group, Inc. (ABS Group), Accrue Software, Inc. (ACRUQ),[1] iAsiaworks, Inc. (IAWK), Premier Laser Systems, Inc. (PLSIQ), Siskon Gold Corp. (SISK), and Syquest Technology, Inc. (n/k/a SYQT, Inc.) (SYQTQ) (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 7, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for five or more years. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 12, 2008.[2] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at

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[1] Where applicable, the short form of each issuer's name is its stock symbol.

[2] All Respondents were served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ABS Group (CIK No. 843004)[3] is a Florida corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). ABS Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended June 30, 1998, which reported a loss of $442,076 for the prior six months. The audit report accompanying ABS Group's Form 10-KSB for the period ended December 31, 1997, included a "going concern" paragraph based on the fact that ABS Group was a development stage company with no significant operating revenue.

ACRUQ (CIK No. 1087243) is a Delaware corporation located in Fremont, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). ACRUQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 28, 2002, which reported a net loss of over $5.2 million for the prior nine months. On August 15, 2003, ACRUQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California that was converted to a Chapter 7 proceeding and terminated on May 4, 2006. On September 23, 2003, the company completed the sale of substantially all of its assets to another company. As of April 25, 2008, the common stock of ACRUQ was quoted on the Pink Sheets and had two market makers. The common stock of ACRUQ had an average daily trading volume of 16,035 shares for the six months ended March 7, 2008.

IAWK (CIK No. 1110992) is a void Delaware corporation located in San Mateo, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IAWK is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $155 million for the prior nine months. On March 7, 2002, the Board of Directors of IAWK authorized the dissolution and wind-up of the issuer's business. As of April 25, 2008, the common stock of IAWK was quoted on the Pink Sheets, had nine market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of IAWK had an average daily trading volume of 4,525 shares for the six months ended March 7, 2008.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

PLSIQ (CIK No. 878543) is a suspended California corporation located in Aliso Viejo, California, with Class A common stock and Class B warrants registered with the Commission pursuant to Exchange Act Section 12(g). PLSIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1999, which reported a net loss of over $8.3 million for the prior nine months. On March 10, 2000, PLSIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated on March 13, 2006. As of April 25, 2008, the common stock of PLSIQ was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of PLSIQ had an average daily trading volume of 21,433 shares for the six months ended March 7, 2008.

SISK (CIK No. 876459) is a suspended California corporation located in Nevada City, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). SISK is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1997, which reported a net loss of $17 million for that year. The auditor's report included in SISK's Form 10-KSB for the period ended December 31, 1997, contained a "going concern" paragraph based on the cessation of the company's mining activity, write-down of all property, plant, and equipment to net realizable value, and the liquidation of its operating equipment, among other factors. As of April 25, 2008, the common stock of SISK was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of SISK had an average daily trading volume of 19,578 shares for the six months ended March 7, 2008.

SYQTQ (CIK No. 880865) is a void Delaware corporation located in Fremont, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). SYQTQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1998, which reported a net loss of $110 million for the prior nine months. On November 17, 1998, SYQTQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was converted to a Chapter 7 proceeding and was still pending as of April 25, 2008. In a press release dated April 22, 1999, SYQTQ announced the sale of substantially all of its U.S. assets and stated that its common stock had no value. On April 6, 1999, the company changed its name to SYQT, Inc. with the State of Delaware but failed to report that change in periodic filings or record it in the Commission's EDGAR database, as required by Commission rule. As of April 25, 2008, the common stock of SYQTQ was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of SYQTQ had an average daily trading volume of 46,100 shares for the six months ended March 7, 2008.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of ABS Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Accrue Software, Inc., is REVOKED;

the REGISTRATION of the registered securities of iAsiaworks, Inc., is REVOKED.

the REGISTRATION of the registered securities of Premier Laser Systems, Inc., is REVOKED;

the REGISTRATION of the registered securities of Siskon Gold Corp. is REVOKED; and the REGISTRATION of the registered securities of Syquest Technology, Inc. (n/k/a SYQT, Inc.), is REVOKED.

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Carol Fox Foelak
Administrative Law Judge